SECURITIES AND EXCHANGE COMMISSION
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JUN 25 2010
DIVISION OF MARKET REGULATION

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10031144

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SEC FILE NUMBER
8-67548

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to §17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SOLEBURY CAPITAL LLC

OFFCIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use PO Box No.)

400 SOUTH RIVER ROAD
Street Address

NEW HOPE (City) PA. (State) 18938 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.

KENNETH GEORGE (Name) (603)380-5435 (Telephone)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard G. Baccari, CPA
Name of individual (first, middle, last)

10 Mitchell Place, Suite 202 (Address) White Plains, (City) New York (State) 10601 (Zip)

Check One:
_X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions.

For Official Use Only

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 142C(3-91)

OATH OR AFFIRMATION

I, Alan R. Sheriff ________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solebury Capital LLC _________________, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANN M. MONAGHAN, Notary Public
New Hope Boro., Bucks County
My Commission Expires April 24, 2011



Signature

Co-Chief Executive Officer
Title



Notary Public

This report** contains (check all applicable boxes):

_X_ (a) Facing page
_X_ (b) Statement of Financial Condition
_X_ (c) Statement of Income (Loss)
_X_ (d) Statement of Changes in Financial Condition – CASH FLOWS
_X_ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
_X_ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
_X_ (g) Computation of Net Capital
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
_X_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_X_ (l) An Oath or Affirmation
_X_ (m) A copy of the SIPC Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SOLEBURY CAPITAL LLC
TABLE OF CONTENTS
DECEMBER 31, 2009

RICHARD G. BACCARI & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Solebury Capital LLC:

We have audited the accompanying statement of financial condition of Solebury Capital LLC (the "Company") as of December 31, 2009 and the related statement of income, changes in members' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard Baccari & Co.

White Plains, New York
February 1, 2010

SOLEBURY CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 456,528
Accounts receivable	723,076
Total current assets	1,179,604
Total assets	$ 1,179,604

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 343,686
Total current liabilities	343,686
Subordinated loan payable	240,880
Total liabilities	584,566
Commitments and contingencies	
MEMBERS' EQUITY	595,038
TOTAL	$ 1,179,604

See Independent Auditors' Report and Notes to Financial Statements.

SOLEBURY CAPITAL LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Advisory fees	$ 2,070,747
Total revenues	2,070,747
Operating Expenses:	
Payroll costs	541,624
Commissions	285,938
Administrative costs	249,903
Professional fees	20,533
Record keeping and regulatory fees	21,416
Travel and meals	41,296
Contributions	10,000
Insurance	7,000
Total operating expenses	1,177,710
Net income from operations	893,037
Other Income/(Expense):	
Interest income	696
Interest expense	(8,029)
Taxes	(10,407)
Total other income/(expense)	(17,740)
Net Income	$ 875,297

See Independent Auditors' Report and Notes to Financial Statements.

SOLEBURY CAPITAL LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance, January 1, 2009	$ (245,259)
Contributions of capital by members	190,000
Withdrawal of capital by members	(225,000)
Net income	875,297
Balance, December 31, 2009	$ 595,038

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance, January 1, 2009	$ 240,880
Increase in subordiated loan payable	-
Balance, December 31, 2009	$ 240,880

See Independent Auditors' Report and Notes to Financial Statement.

SOLEBURY CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 875,297
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(717,226)
Increase in accounts payable and accrued expenses	249,735
Net cash provided by operating activities	407,806
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member capital contributions	190,000
Member capital withdrawals	(225,000)
Net cash (used in) financing activities	(35,000)
Net (decrease) in cash and cash equivalents	372,806
Cash and cash equivalents- beginning of year	83,722
Cash and cash equivalents - end of year	$ 456,528
Cash paid during the year for:	
Interest	$ 8,029
Taxes	$ 10,407

See Independent Auditors' Report and Notes to Financial Statements.

Note 1 – Summary of Significant Accounting Policies

The Company

Solebury Capital LLC (the "Company"), a Pennsylvania Limited Liability Company was organized on May 16, 2005 and registered in the state of Connecticut on October 1, 2007. The Company is owed 100% by Solebury Capital Group LLC ("SCG"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD") which has been succeeded by the Financial Industry Regulatory Authority ("FINRA"). The Company's revenue consists principally of advisory and financial consulting fees.

Basis of Presentation

These financial statements and accompanying notes are prepared in accordance with United States generally accepted accounting principles. The Company prepares its financial statements on an accrual basis. Accordingly revenue is recognized when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Compensated Absences

The amount of compensated absences is immaterial and therefore is not included in the financial statements.

Accounts Receivable

The Company monitors its receivables on an ongoing basis and has not had any significant losses related to them. The Company believes that all of the outstanding receivables are collectable.

Income Taxes

As a Limited Liability Company which is 100% owned by another Limited Liability Company, the Company is considered a disregarded entity under the provisions of the Internal Revenue Code. Accordingly, taxable income will be reported on the tax return of the parent company. The Company is however subject to corporate stock/franchise tax in the state of Pennsylvania.

Note 2 – Concentrations of Credit Risk

At times bank balances exceed the $250,000 limit insured by the U.S. Federal Deposit Insurance Corporation. As of December 31, 2009, there was approximately $221,000 in cash deposits over the FDIC limit.

Note 3 – Subordinated Loan Payable

The Company entered into a three year subordinated loan agreement with SCG on July 2, 2007. The loan has a maturity date of August 1, 2013 and an interest rate of 4%. The principal is due in full on the maturity date. As of December 31, 2009 subordinated loan payable is $240,880. Interest expense is $8,029 for the year ended December 31, 2009.

Note 4 - Related Party Transactions

The Company has an expense and facilities sharing agreement with its parent Solebury Capital Group ("SCG"). The Company reimburses SGC on a monthly basis for its share of rent, utilities and other administrative costs as detailed in the agreement. The agreement has no set term. As of December 31, 2009, there is no outstanding balance due to SCG.

Note 5 – Regulatory Compliance

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(i). The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule"), which requires its net capital be at least $5,000, and its aggregate indebtedness be less than 15 to 1. As of December 31, 2009, the Company's net capital is $313,842 which exceeded its effective requirement of $22,914 by $290,928.

SOLEBURY CAPITAL LLC
COMPUTATION OF NET CAPITAL- SCHEDULE I
DECEMBER 31, 2009

Equity and Subordinate Loan Payable		$ 835,918
Less: Non Allowable Assets		(723,076)
Tentative Net Capital		$ 112,842
Add: Discretionary Liabilities		201,000
Less: Haircuts		-
Net Capital		$ 313,842
Less the Greater of:		
Minimum Dollar Net Captial Requirement of a Broker or Dealer	$ 5,000	
or		
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness $343,686)	$ 22,914	
Excess Net Capital		$ 290,928

SCHEDULE II
SCHEDULE OF AGGREGATE INDEBTEDNESS

Accounts Payable and Accrued Expenses	$ 343,686
Percentage of Aggregate Indebtedness to Net Capital	110%

SCHEDULE III
SCHEDULE OF NON ALLOWABLE ASSETS

Accounts Receivable	$ 723,076
	$ 723,076

No material differences exist between the above computation and the computation included in the corresponding Form X-17A-5 Part IIA filing.

See Independent Auditors' Report and Notes to Financial Statements.

RICHARD G. BACCARI & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Members of
Solebury Capital LLC:

In planning and performing our audit of the financial statements of Solebury Capital LLC ("the Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

RICHARD G. BACCARI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard Baccari & Co.

White Plains, New York
February 1, 2010

RICHARD G. BACCARI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Solebury Capital LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Solebury Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Solebury Capital LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Solebury Capital LLC's management is responsible for Solebury Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [general ledger] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers [general ledger] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC 7-T and in the related schedules and working papers [general ledger] supporting the adjustments noting no differences.

RICHARD G. BACCARI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Richard Baccari & Co.

White Plains, New York
February 1, 2010